August 4, 2008	[DRW LETTERHEAD]
Via Edgar and Facsimile
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Celebrate Express, Inc. Preliminary Proxy Statement on Schedule 14A SEC File No. 000-50973 Filed July 11, 2008
Dear Mr. Owings:
          On behalf of Celebrate Express, Inc. (the “Company”), we are submitting the following in response to your letter dated August 1, 2008 setting forth the Staff’s comments regarding the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The text of the Staff’s comments has been included in this letter and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Proxy Statement.
The Merger, page 12
Background of the Merger, page 12
          Comment 1. Please revise to more clearly identify each person in attendance at each meeting. For instance, where you state that “the company,” “members of company management,” “Liberty representatives,” or another group performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to more clearly identify the representatives of the Company or Liberty in attendance at each meeting.
          Comment 2. At the beginning of the “Background of the Merger” section, please include a brief discussion of the relationship between Liberty Media Corporation and Celebrate Express, Inc. prior to the start of merger discussions.

H. Christopher Owings August 4, 2008 Page 2
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include a brief discussion of the relationship between Liberty Media Corporation and Celebrate Express, Inc. prior to the start of merger discussions.
          Comment 3. At the top of page 14, please elaborate on your discussion of Cowen’s solicitation of third-party interests during March and April 2008. In so doing, please describe whom or what types of parties were solicited and how those parties were selected.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to describe the types of parties solicited and how those parties were selected.
          Comment 4. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from a third party and materially related to this offer constitutes a separate report that must be described in detail in your proxy statement. Please confirm your understanding in this regard. See Item 1015 of Regulation M-A.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement in response to this comment. We confirm our understanding that each separate report materially related to the merger received by the company or its affiliates must be described in the proxy statement.
          Comment 5. We note your disclosure on page 14 that, following discussions of the bids received from Liberty, Party D and Party C between May 5, 2008 and May 22, 2008, “the board of directors determined that Liberty’s proposal represented a greater value, and a greater degree of deal certainty, for [your] shareholders and directed Cowen to notify Liberty that its offer was acceptable, subject to the negotiation of a mutually satisfactory definitive agreement.” Please discuss in greater detail the reasons for the board’s determination, either here or on page 17 under “Reasons for the Merger.” The same comment applies to your disclosure on page 16, regarding the $4.00 per share bid received from Party C on June 13, 2008, that “[a]fter considering a number of factors associated with Party C’s proposal (including uncertainties as to the proposal’s value to [your] shareholders in light of the volatility and lack of liquidity of Party C’s stock and the lack of specificity associated with the debt portion of Party C’s proposal), the company concluded that Liberty’s proposal offered both higher value and greater deal certainty.” The reasons you discuss must be explained in enough detail for stockholders to understand them, without using conclusory statements or listing generalized areas of consideration.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to include more detail as to the reasons behind the board of directors’ determination as to its concerns with the bids of Party C and Party D and the superiority of the Liberty offer.
Determination of the Board of Directors; Reasons for Approval of the Merger: Recommendations, page 16
          Comment 6. We note in your discussion on page 17 of the material factors that led the board to approve the merger, including “[your] board’s belief that the merger is more favorable to [your] shareholders than other alternatives available to [you], including the alternative of continuing as an independent public company.” Please discuss in greater detail the strategic alternatives that the board considered to the reverse cash-out merger. You must discuss the benefits and risks associated with any

H. Christopher Owings August 4, 2008 Page 3
alternative transaction that you considered, and indicate why any alternative was deemed inferior to the instant transaction. Your revised disclosure must include mention of all alternatives considered.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify the alternatives available to it and the reasons that it chose the Liberty offer.
Opinion of the Financial Advisor to the Board of Directors of Celebrate Express, page 19
          Comment 7. You state that the summary of the Cowen opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.
          Response: In response to the Staff’s comment, the Company has deleted this qualification both from the paragraph referenced in the comment and the corresponding sentence in the Summary Term Sheet.
          Comment 8. On page 23, please disclose Cowen’s transaction fee and fee for rendering its fairness opinion. We note your narrative description of the amounts to be paid; please also include a quantitative description.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to quantify Cowen’s fees.
          Comment 9. Please include Cowen’s consent to include its fairness opinion as an annex to the proxy statement.
          Response: After reviewing the requirements of Schedule 14A, the Company does not believe that the inclusion of Cowen’s consent as an annex to the Proxy Statement is required.
The Merger Agreement, page 31
Representations and Warranties, page 33
          Comment 10. We note your statement on page 33 that “[t]he disclosure schedules referred to above contain information (including information that has been included in Celebrate Express’ prior public disclosures, as well as potential additional non-public information) that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement” and that investors “should not rely on the representations and warranties as characterizations of the actual state of facts.” Please delete this disclaimer or /clarify that investors should consider the representations and warranties together with other information you have filed with the SEC. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.
          Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify that shareholders should consider the representations and warranties together with the other information the Company has filed with the SEC. We confirm our understanding that the Company is responsible for considering whether additional specific disclosures of material information regarding

H. Christopher Owings August 4, 2008 Page 4
material contractual provisions are required to make the statements included in the proxy statement not misleading.
Appendix A: Agreement and Plan of Merger
          Comment 11. Please provide us with a list briefly identifying the contents of the Disclosure Schedule you have omitted, including any related supplements.
          Response: In response to the Staff’s comment, the Company is supplementally providing the Staff, as an enclosure to this letter, with a list briefly identifying the contents of the Disclosure Schedule.
* * *
          The Company has instructed us to advise you that it acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Any assistance you can provide in obtaining an expeditious review of this response letter and the accompanying changed pages would be greatly appreciated.
          Please contact the undersigned at (206) 389-4264 should you have any questions or comments with regard to this matter.
Very truly yours,

David R. Wilson
Heller Ehrman LLP

cc:	Kevin A. Green, Celebrate Express, Inc. Alexandra M. Ledbetter, Securities and Exchange Commission
Enclosure

COMPANY DISCLOSURE SCHEDULE
3.1 Organization and Good Standing.
     In this disclosure schedule, the Company listed those jurisdictions in which it is qualified to do business or otherwise registered as a foreign corporation.
3.4 Capitalization; Options.
     In this disclosure schedule, the Company listed all of its outstanding stock options and restricted stock awards, along with pertinent details on each, including vesting schedules and expiration dates.
3.5 No Breach or Violation; Consents. In this disclosure schedule, the Company listed all agreements to which it is a party that contractually require either the consent of or notice to the other party as a result of the Merger transaction.
3.7 Tax Matters.
     This schedule contained disclosure relating to the Company’s election to adopt uniform cost allocation for Fiscal Years 2008 and 2009.
3.8 Leased Facilities. This schedule listed the Company’s leases for its facilities in Kirkland, Washington and Greensborough, North Carolina.
3.9 Intellectual Property.
     This schedule listed all of the Company’s trademarks, registered copyrights and domain names. The schedule contained a list of license agreements to which the Company is a party and pursuant to which the Company licenses intellectual property rights of third parties.
3.10 Material Contracts.
     This disclosure schedule listed all those material contracts required by the Merger agreement document, including:
     (i) any contract required to be filed under Form 10-K as of the most recent fiscal year end (including without limitation, indemnification agreements, employment agreements, equity incentive and employee purchase plans, severance agreements, and leases);
     (ii) contracts requiring annual payments to or from the Company of (a) $50,000 or more per year or (b) $150,000 in the aggregate or contracts with terms of 12 months or more that are not terminable without penalty upon 30 days notice (including, without limitation, carrier agreements, warehousing agreement, marketing agreements, benefit program agreements, insurance policies, service contracts, leases, and other material contracts);

     (iii) a disclosure regarding license contracts that restrict the sale of products to certain commercial channels only;
     (iv) contractual arrangements with directors, officers and 5% holders (namely, indemnification, severance and stock option agreements);
     (v) contracts entitling employees to compensation in connection with the merger; and
     (vi) a list of the Company’s insurance policies, with pertinent details about each.
3.11 Employees, Agents and Consultants.
     This schedule listed the severance obligations that the Company has with respect to its employees.
3.12 Benefit Plans.
     In this disclosure schedule, the Company listed all material benefit plans, including healthcare, disability, stock purchase and incentive plans. Further, the schedule included any severance or other obligations of the Company upon a change of control. The schedule included certain compensation changes expected for Fiscal Year 2009.
3.15 Absence of Certain Changes. This disclosure schedule listed material changes since the date of the Latest Balance Sheet filed with the SEC at the time of the Merger Agreement (February 28, 2008), as required by the Merger Agreement. Such changes included:
     (i) entry into indemnification agreements with officers and/or directors;
     (ii) amendment of articles of incorporation;
     (iii) granting of stock options and issuance of common stock pursuant to the Company’s employee stock purchase plan (in the ordinary course of business);
     (iv) extension of key employee severance agreements;
     (v) entry into certain agreements, including, without limitation, license agreements, warehousing agreement, employment offer letters, carrier agreements, services agreements, engagement letter, and purchase orders; and
     (vi) amendment of certain outstanding agreements.
3.16 Litigation and claims.
     This schedule includes a list of certain currently pending litigation and claims.
3.17 Compliance with Laws; Licenses. This disclosure listed all material permits or licenses held by the Company.

5.1 Operating and Capital Budget of the Company
     This schedule included certain operating and capital budget data of the Company as of the date of the Merger Agreement.